



EASTMAIN

NEWS RELEASE

TSX Symbol: ER
May 6, 2009

Eau Claire Drilling Intersects Exceptional High-Grade Gold

Eastmain Resources Inc. (TSX:ER) is pleased to announce final assay data from 20 drill holes completed during a winter campaign on its wholly-owned Eau Claire Gold Deposit, located in James Bay, Northern Québec. 65 gold-bearing vein and schist zones intersected within the Eau Claire gold deposit include **27 veins containing visible gold** ranging from 4.58 g/t Au to **348 g/t Au or 10.2 ounces gold per ton** (Table 1).

Drilling cut across seven near-surface, high-grade intervals within the D Vein. Hole ER09-190 intersected **10.2 ounces gold per ton** over 0.5 metres. This hole is located 580 metres west of discovery hole C87L06, which also intersected **14.5 ounces per ton (497 g/t Au) over 2.0 metres** within the D Vein. Other significant D-Vein intercepts comprise **5.50 g/t Au over 4.50 metres**, including **39.4 g/t Au** over a half-metre, in hole ER09-188 and **11.75 g/t Au over 2.50 metres**, including **22.3 g/t Au** over 0.5 metres, in hole ER09-194.

Eight vein intercepts from the G Vein include: **26.94 g/t Au** over one metre, including **47.1 g/t Au** across a half-metre, in hole ER09-185; **20.31 g/t Au** over a metre, with **40.6 g/t Au** over 0.5 metres, in hole ER09-188 and **21.76 g/t Au** over 1.0 metres, including a half-metre sample at **38.0 g/t Au,** in hole ER09-195.

Drill hole ER09-185 intersected the JQ Vein across **8.50 metres grading 5.25 g/t Au.** This includes a half-metre intersection of **15.6 g/t Au.**

High-grade, gold-bearing veins from the **T-series** have been delineated along a strike length of 300 metres. T-Vein intersections from the northernmost hole into the deposit, ER09-187, comprise 7.13 g/t Au over 1.0 metres; **9.31 g/t Au over 2.5 metres** (including **39.0 g/t Au**), and **10.37 g/t Au over 4.0 metres,** which also contains **60.7 g/t Au** over 0.5 metres.

Definition drilling at Eau Claire has been very successful in confirming a higher average grade for quartz-tourmaline vein and schist zones throughout the gold deposit. Over the past 16 months 125 (HQ) drill holes have intersected **365 gold-bearing**, quartz-tourmaline vein intervals, of which 147 contain visible gold. These 365 intercepts have an **average grade of 14.0 g/t Au (0.41 ounces per ton)** at an **average thickness of 1.32 metres** (Table 1). **250 vein intervals** contain an **average grade of 19.6 g/t Au (0.57 ounces per ton). 150 vein** intercepts contain an **average of 28.2 g/t Au (0.82 ounces per ton). 50 vein** intervals contain **66.0 g/t Au (1.93 ounces per ton)** and 10 intersections **average 210 g/t Au (6.14 ounces per ton). None of these veins have been included in the current resource calculation.**

Don Robinson, President & CEO of Eastmain comments, "Eau Claire consistently delivers exceptional high-grade assay results. Multi-ounce veins occur throughout the deposit from surface to depth, with many lying within the top 100 metres. The recent 10-ounce intersection of the D-Vein is over a half-kilometre away from the 14-ounce discovery intercept from the same vein, indicating a potentially significant increase in the size of the high-grade footprint at Eau Claire. More drilling is necessary to confirm this potential."

A summer drill campaign designed to continue to test additional targets both within and outside of the known limits of the Eau Claire gold deposit has been approved. Future exploration objectives will focus on testing the new T-Vein series, located north of the deposit, confirming the expanse of the high-grade footprint to the west and the search for a second deposit along strike.

This news release was prepared by Dr. Donald J. Robinson, P. Geo., the qualified person supervising the project in accordance with NI 43-101.

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits.The Corporation has approximately $20 Million in working capital and holds an interest in 12 projects within the James Bay District, including the Éléonore South property, where a gold discovery has been found in a similar geologic setting to Goldcorp's Roberto deposit. Eastmain has an annual budget of $4 million for gold exploration in Québec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

Table 1. Clearwater Project - 2009 Assay Results

Eau Claire Gold Deposit 2007-2009 Average composite gold grades							
Cut off grade		**Number of**	**Length**	**Average Grade**			
Au g/t		**Intercepts**	**m**	**Au g/t**	**Au oz/ton**		
0.0		365	1.32	**14.0**	**0.41**		
2.9		300	1.30	**16.7**	**0.49**		
4.1		250	1.29	**19.6**	**0.57**		
5.5		200	1.27	**23.5**	**0.69**		
7.9		150	1.33	**28.2**	**0.82**		
11.9		100	1.20	**40.4**	**1.18**		
20.5		50	1.17	**66.0**	**1.93**		
31.2		25	1.12	**109.7**	**3.20**		
46.0		10	1.16	**210.4**	**6.14**		
100.0		4	0.88	**513.2**	**14.99**		
			2009 Assay Results				
Hole ID	**From**	**To**	**Length (m)**	**Au g/t**	**Au oz/ton**	**Vein ID**	**Notes**
ER-09-177	60.5	61.5	1.00	**11.44**	**0.33**	D	VG 6+
incl.	61.0	61.5	0.50	**21.80**	**0.64**		
	163.0	165.5	2.50	7.64	0.22	P	
incl.	164.0	164.5	0.50	**17.85**	**0.52**		
incl.	164.5	165.0	0.50	**12.25**	**0.36**		
	167.5	168.5	1.00	**14.05**	**0.41**	JQ	
incl.	168.0	168.5	0.50	**27.80**	**0.81**		
	171.0	172.5	1.50	**38.58**	**1.13**	R	
incl.	171.5	172.0	0.50	**81.00**	**2.37**		
incl.	172.0	172.5	0.50	**29.80**	**0.87**		
ER09-178	149.0	149.5	0.5	**11.85**	**0.35**	H	
	165.9	171.4	**5.50**	4.12	0.12	I	
incl.	166.9	167.4	0.50	**12.25**	**0.36**		
	184.7	185.7	1.00	**10.41**	**0.30**	P	
incl.	185.2	185.7	0.50	**20.80**	**0.61**		
	193.7	194.7	1.00	**19.22**	**0.56**	JQ	
incl.	194.2	194.7	0.50	**38.40**	**1.12**		**VG 7, TE 3**
	222.8	223.3	0.50	**15.40**	**0.45**	R/S	**VG**
ER09-179	84.1	85.1	1.00	6.03	0.18	C	VG
	102.5	103.5	1.00	**16.55**	**0.48**	D	
incl.	103.0	103.5	0.50	**32.90**	**0.96**		**VG 10+, TE 5+**

Table 1. Clearwater Project - 2009 Assay Results

			2009 Assay Results				
Hole ID	**From**	**To**	**Length (m)**	**Au g/t**	**Au oz/ton**	**Vein ID**	**Notes**
ER09-179	192.4	196.4	**4.00**	3.20	0.09	I	
	192.9	193.4	0.50	6.30	0.18		**VG 6, TE 6**
ER09-180	53.4	54.4	1.00	6.19	0.18	C	
incl.	53.9	54.4	0.50	**12.35**	**0.36**		**VG 10**
	135.7	137.2	1.50	**33.41**	**0.98**	H	
incl.	136.2	136.7	0.50	**69.10**	**2.02**		
incl.	136.7	137.2	0.50	**26.20**	**0.77**		
	177.9	178.9	1.00	**18.63**	**0.54**	P	
incl.	177.9	178.4	0.50	**19.60**	**0.57**		
incl.	178.4	178.9	0.50	**17.65**	**0.52**		
	190.9	192.4	1.50	9.47	0.28	JQ	
incl.	190.9	191.4	0.50	**21.80**	**0.64**		
ER09-181	113.4	114.4	1.00	**14.34**	**0.42**	D	
incl.	113.9	114.4	0.50	**28.40**	**0.83**		**VG 6, TE 10**
	195.5	197.5	2.00	9.74	0.28	I	
incl.	195.5	196.0	0.50	**19.40**	**0.57**		
incl.	196.0	196.5	0.50	**13.15**	**0.38**		
	217.8	219.3	1.50	**19.32**	**0.56**	P	
incl.	218.3	218.8	0.50	**43.40**	**1.27**		VG 3
	234.6	235.1	0.50	**12.40**	**0.36**	JQ	**VG 20+**
ER09-183	108.2	108.7	0.50	**24.20**	**0.71**	F	**VG 4**
	119.0	120.0	1.00	6.76	0.20	G	
incl.	119.0	119.5	0.50	**11.45**	**0.33**		**VG 3**
ER09-184	100.9	101.4	0.50	**11.00**	**0.32**	D	
	143.6	144.1	0.50	**12.10**	**0.35**	G	**VG 10+**
ER09-185	156.2	157.2	1.00	**26.94**	**0.79**	G	
incl.	156.2	156.7	0.50	**47.10**	**1.38**		**VG 10+**
	226.0	234.5	**8.50**	5.25	0.15	JQ	
incl.	229.0	229.5	0.50	**15.60**	**0.46**		
incl.	232.5	233.0	0.50	**13.55**	**0.40**		
ER09-186	198.3	199.3	1.00	6.81	0.20	JQ	

Table 1. Clearwater Project - 2009 Assay Results

			2009 Assay Results				
Hole ID	**From**	**To**	**Length (m)**	**Au g/t**	**Au oz/ton**	**Vein ID**	**Notes**
ER09-187	43.7	45.2	1.50	7.96	0.23	G	
incl.	44.2	44.7	0.50	**15.40**	0.45		
	61.0	62.5	1.00	8.58	0.25	H	
incl.	61.0	61.5	0.50	**11.95**	**0.35**		
	181.0	182.0	1.00	7.13	0.21	**T1**	
	189.5	192.0	2.50	9.31	0.27	**T2**	
incl.	191.5	192.0	0.50	**39.00**	**1.14**		
	196.5	200.5	**4.00**	**10.37**	**0.30**	**T3**	
incl.	198.5	199.0	0.50	**60.70**	**1.77**		**VG 50+**
ER09-188	54.7	55.7	1.00	**20.31**	**0.59**	G	
incl.	55.2	55.7	0.50	**40.60**	**1.19**		**VG 20+**
	92.5	97.0	**4.50**	5.14	0.15	H	
incl.	93.0	93.5	0.50	**19.95**	**0.58**		
	129.9	130.9	1.00	9.26	0.27	P	
incl.	130.4	130.9	0.50	**18.50**	**0.54**		VG
ER09-189	173.5	174.5	1.00	5.92	0.17	R	
	178.0	180.0	2.00	9.79	0.29	S	
incl.	179.0	179.5	0.50	**31.40**	**0.92**		
ER09-190	101.1	101.6	0.50	**348.00**	**10.16**	**D**	**VG 50+**
incl.	186.0	186.5	0.50	**13.75**	**0.40**	I	
	203.1	204.1	1.00	9.03	0.26	P	
incl.	203.1	203.6	0.50	**15.95**	**0.47**		
ER09-191	136.2	136.7	0.50	5.30	0.15	JQ	VG 5+
ER09-192	18.0	19.0	1.00	7.37	0.22	C	
	36.0	40.5	**4.50**	5.50	0.16	D	
incl.	40.0	40.5	0.50	**39.40**	1.15		
incl.	39.0	40.5	1.50	**13.80**	0.40		
ER09-193	56.8	57.8	1.00	7.14	0.21	C	VG
	65.2	65.7	0.50	**16.70**	**0.49**	D	VG

Table 1. Clearwater Project - 2009 Assay Results

			2009 Assay Results				
Hole ID	**From**	**To**	**Length (m)**	**Au g/t**	**Au oz/ton**	**Vein ID**	**Notes**
ER09-193	106.7	108.7	2.00	8.68	0.25	G	
incl.	106.7	107.2	0.50	**20.30**	**0.59**		
ER09-194 ^	12.7	13.2	0.50	9.54	0.28	C	
	18.0	18.5	0.50	4.96	0.14	C1	**VG 7**
	47.0	49.5	2.50	**11.75**	**0.34**	D	
incl.	47.0	47.5	0.50	**16.95**	**0.49**		
incl.	48.0	48.5	0.50	**22.30**	**0.65**		
incl.	49.0	49.5	0.50	**14.60**	**0.43**		
	64.4	64.9	0.50	**13.50**	**0.39**	G	**VG 20+**
ER09-195	41.1	42.1	1.00	**21.76**	**0.64**	G	VG
incl.	41.1	41.6	0.50	**38.00**	**1.11**		
ER09-196	154.0	154.5	0.50	4.58	0.13	S	VG 4
	255.1	255.6	0.50	9.85	0.29	T2	

Chemical analysis was completed by ALS CHEMEX Laboratories using a 50-gram split and gravimetric techniques. The visible gold samples were mechanically screened and assayed for metallics. Internal standards provided by an independent company and blank samples were inserted for quality control purposes.

Note: Sample length approximates true thickness. VQTL VG = Quartz-tourmaline vein with visible gold. VG5+ = five grains of visible gold were identified in the sample. TE = visible grains of tellurides.



LAURENTIAN BANK SECURITIES

Action Note

Friday, May 8, 2009

Eastmain Resources Inc. (ER-T / $1.06) Buy (S) / Target Price: $1.60

Éric Lemieux, MSc, P.Geo Tel.: (819) 472-8037 lemieuxe@lb-securities.ca

Company Profile

Eastmain Resources Inc. is focused on exploration in the James Bay area of Quebec. The company's primary focal point is gold exploration within the emerging Eastmain/Opinaca mining district. Eastmain owns 100% of the Eau Claire gold deposit and has significant land holdings with partners covering key geology adjacent to the Eleonore project where Goldcorp (Les Mines Opinaca Ltée) is defining and developing a more than 5.3 million oz. Au gold deposit that is slated for production in 2014 or earlier. Eastmain also owns 100% of the past producing Eastmain Mine further east in the Eastmain River Greenstone Belt.


CA:ER Daily
5/07/09
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
Volume
©BigCharts.com
800
600
400
200
0
Thousands
Jun
Jul
Aug
Sep
Oct
Nov
Dec
09
Feb
Mar
Apr
May

Source: BigCharts.com

Market Data			
Ticker	ER-T	Shares F/D (M)	97.4
Rating	Buy (S)	Market Cap (M)	103.2
Risk	High	Float F/D (M)	97.4
Price	$1.06	Float Value (M)	103.2
1-Yr Target	$1.60	Avg Daily Volume (K)	130
Dividend	$0.00	Control Blocks	NA
1-Yr ROR	50.9%	Voting	NA
52-Wk High -Low	$1.87-$0.49	Equity	NA
Next Reporting	June 2009	Management	4%
Valuation	NAV 10%	Major Shareholder-Goldcorp	9.0%
Web site	www.eastmain.com		

Source: Company reports; Thomson One; LBS estimates.

Hitting Multi-Gold Intercepts at Eau Claire

Event – Drill Results On Eau Claire Deposit

Eastmain has reported final assay results from its winter drill campaign on the high-grade central portion of the Eau Claire gold deposit. Eastmain had previously disclosed results for holes ER09-177 to ER09-181 on April 21, 2009 The 20 hole 2009 in-fill drill program has confirmed the presence of high-grade gold near surface and potential new lateral extensions. Over 65 gold-bearing vein and schist zones with several containing visible gold have been encountered and confirm the southeast plunge of the 450 West mineralized trend.

Impact – Positive

Continuity and grade has been confirmed by Eastmain's 2009 in-fill drill program. Drilling has confirmed near-surface, high-grade intersections within, among others, the D Vein, G Vein, JQ Vein and T Vein systems. We highlight significant D-Vein intercepts such as 4.5m @ 5.50 g/t Au (hole ER09-192), 2.5m @ 11.75 g/t (hole ER09-194) and 0.5 m @ 348 g/t Au (hole ER09-190). 8 holes out of 20 appear to have intersected the D-Vein giving an average of 1.4m @ 24.7 g/t Au. G-Vein intercepts include 1m @ 21.76 g/t Au (hole ER09-195) and 1m @ 26.94 g/t Au (hole ER09-185). The recently defined high-grade gold-bearing northern T-Vein series, interpreted to have a strike length of 300m, gave intercepts of 4m @ 10.37 g/t Au, 0.5m @ 60.7 g/t Au and 1m @ 7.13 g/t Au (hole ER09-187).

We believe Eastmain has with current and previous drilling expanded the high-grade central portion of the deposit and confirmed extensions. With approximately 365 gold-bearing, quartz-tourmaline veins with an average grade of 14 g/t Au over an average width of 1.3m, the Eau Claire deposit should be set to grow as 125 HQ drill holes totalling 21,720 metres, have been completed within the upper 300 metres of the deposit. The previous 2005 resource estimate of 313,000 oz. has likely grown to an exploration target range between 600,000 oz. to 1.2 million oz. We believe results suggest that a potential open pit high-grade gold resource mined by selective mining methods is being confirmed. A summer drill campaign is planned to investigate additional targets both within and outside of the known limits of the Eau Claire gold deposit.

Conclusion – Rating and Target Maintained

We believe these results confirm that the Eau Claire deposit is well placed to potentially be developed as a satellite deposit of Goldcorp's Eleonore project. Eastmain has an experienced and focused management and technical team We reiterate our Speculative Buy rating with a $1.60 target price.


LAURENTIAN BANK
SECURITIES

Action Note

Friday, May 8, 2009

APPENDIX – Important Disclosures

Company	Ticker	Disclosures*
Eastmain Resources Inc.	**ER-T**	**U, V**

The analyst(s) certify that (1) the views expressed in this report in connection with securities or issuers they analyze accurately reflect their personal views and (2) no part of their compensation was, is, or will be directly or indirectly, related to the specific recommendations or views expressed by them in this report.

The Research Analyst's compensation is based on various performance and market criteria and is charged as an expense to certain departments of Laurentian Bank Securities (LBS), including investment banking.

* Legend

A The Analyst, in his/her own account or in a related account, owns securities of this issuer.

L LBS collectively beneficially owns in excess of 1% of one or more classes of the issued and outstanding equity securities of this issuer.

O The Director of Equity Research, in his/her own account or in a related account, owns securities of this issuer.

U Within the last 24 months, LBS has undertaken an underwriting liability with respect to equity securities of, or has provided advice for a fee with respect to, this issuer.

V The Analyst has visited the Clearwater project.

P This issuer paid a portion of the travel-related expenses incurred by the Analyst to visit material operations of this issuer

Laurentian Bank Securities Equity Research Ratings Distribution


40%
30%
20%
10%
0%
10%
33%
30%
23%
3%
Top Pick
Buy
Spec Buy
Hold
Reduce

Percentage of companies covered by Laurentian Bank Securities Equity Research within each rating category.

Source: Laurentian Bank Securities

Recommendation Terminology

LBS (Laurentian Bank Securities) recommendation terminology is as follows:

Top Pick Our best investment idea, the greatest potential value appreciation.
Buy The stock is expected to generate significant risk-adjusted returns over the next 12 months.
Hold The stock is expected to generate modest risk-adjusted returns over the next 12 months.
Reduce The stock is expected to generate negative risk-adjusted returns over the next 12 months.

Our ratings may be followed by "(S)" which denotes that the investment is speculative and has a higher degree of risk associated with it. Additionally, our target prices are based on a 12-month investment horizon.




Eastmain Resources Inc.

ER-T: $0.99

May 7, 2009

TARGET: **$2.00**
RECOMMENDATION: **BUY**
RISK RATING: **SPECULATIVE**

Michael Gray – 604.694.6961
michael.gray@genuitycm.com
Colin Garner (Associate) – 604.694.6964
colin.garner@genuitycm.com

Final Eau Claire southeast "high-grade keel" results

(all figures in C$, unless noted)

Price (5/6/2009)	$0.99
Total return to target	102.0%
Shares O/S (m)	85.5
Shares F/D (m)	97.4
Market cap F/D ($m)	$ 96.4
Float value($m)	71.9
10-day Ave Daily Vol (k)	110.0
Debt ($m)	$0.0
Working Capital ($m)	$20.0
FD cash ($m)	$37.0
12-mo net Burn-rate ($m)	$3.0
Shareholders	9% Goldcorp
	5% Management
	35% Institutions
President & CEO	Don Robinson

News/Event/Highlights

- Yesterday, ER reported the final assays from its 20-hole (6650-metre) winter drill program near its 100%-owned, 1moz Eau Claire gold deposit, northern Quebec, Canada. This program tested a "high-grade keel" southeast of the 450W zone.
- 65 gold bearing veins and schist zones were intersected (3.25 veins/hole average), with 27 veins with visible gold (42%).
- Hit ratios of the B to G veins varied from 5% (F vein) to 42% (G and D veins) for holes with gold bearing intervals. 12.0 g/t gold weighted average grades for the high-grade keel, versus the deposit average of 14.0 g/t.
- Local 348g/t gold over 0.5-metre intersection in the D vein may be related to another bonanza grade intersection 580 metres to the east.

Analysis/Conclusion

- Impact – Generally positive: ER continues to document bonanza grade gold mineralization, especially in systematic, less than 100-metre vertical depth areas that lie significantly southeast of the Eau Claire gold deposit. However, closer drill spacing is required to establish continuity and vein density for open pit potential.
- The D and G vein hit ratio appears acceptable, however, compared with the 450W zone, the geological setting in the southeast has many felsic porphyritc intrusions that may limit vein strike continuity, lead to more pinch swell of vein thickness, and mean less vein density overall. This could make open pits less likely in the southeast.
- We maintain our **BUY** recommendation and **target price of $2.00.** Our valuation is mainly based on US$35 to US$50 EV/oz for the Eau Claire gold deposit indicated/inferred resources, and our estimate of potential resources as part of a satellite deposit that will ultimately be milled at the to-be-built Eleonore mine complex. However, we will soon move toward a DCF model focused on the 450W zone, now that this drilling is complete.



Genuity Capital Markets has acted as an underwriter in a distribution for Eastmain Resources Inc. in the last 12 months. Eastmain has paid for a portion of the travel expenses for a recent site visit in August 2008.

Analyst's Certification

I, Michael Gray, hereby certify that the views expressed in this report accurately reflect my personal views about the subject securities or issuers. I also certify that I have not, am not, and will not receive, directly or indirectly, compensation in exchange for expressing the specific recommendations or views in this report.

THE FIRM THAT PREPARED THIS REPORT MAY NOT BE SUBJECT TO U.S. RULES WITH REGARD TO THE PREPARATION OF RESEARCH REPORTS AND THE INDEPENDENCE OF ANALYSTS.

General Disclosure

The opinions, estimates and projections contained herein are those of Genuity Capital Markets as of the date hereof and are subject to change without notice. Genuity Capital Markets makes every effort to ensure that the contents have been compiled or derived from sources believed reliable and contain information and opinions, which are accurate and complete. However, Genuity Capital Markets makes no representation or warranty, express or implied, in respect thereof, takes no responsibility for any errors and omissions that may be contained herein and accepts no liability whatsoever for any loss arising from any use of or reliance on this report of its contents. Information may be available to Genuity Capital Markets or its affiliates, which is not reflected herein.
This report is not to be construed as an offer to sell, or solicitation for, or an offer to buy, any securities.
Genuity Capital Markets, its affiliates and/or their respective officers, directors, partners or employees may from time to time acquire, hold or sell securities mentioned herein as principal or agent. As an investment dealer, Genuity Capital Markets provides a variety of financial services, including investment banking services. It is possible that Genuity Capital Markets might seek to become engaged to provide such services to companies referred to in this report in the next three months.
In accordance with the Investment Industry Regulatory Organization of Canada — Rule 3400 Analyst Standards, Genuity Capital Markets hereby confirms that as of the date of this report:
(i) The research analyst(s) referenced herein and any member of the research analyst's household, or an individual directly involved in the preparation of this report, does not hold a financial interest in the securities of the company in this report;
(ii) Genuity Capital Markets, unless otherwise stated, does not hold as of the date of this report, a position whether long or short of 1% or more of the outstanding securities of any class of securities of the company mentioned in this report;
(iii) The research analyst who prepared this report receives compensation that is based, in part, upon the firm's overall investment banking revenues;
(iv) Genuity Capital Markets does not make a market in the securities referred to in this report;
(v) No research analyst named on the front page of this report nor any member of the research analyst's household is an officer, director or employee of the company nor does any research analyst or a member of the research analyst's household serve in any advisory capacity to the companies mentioned in this report; and
(vi) Other than what is disclosed above, Genuity Capital Markets is not aware of any actual material conflicts of interest for the research analyst, of which the research analyst knows or has reason to know in the preparation of this report.

Stock Rating

For purposes of our research report, our rating system is defined as follows:
BUY – The stock is expected to outperform others in the same industry sector and provide the best risk reward ratio.
HOLD – Stocks returns expected to be in-line with the sector average over 12 months or do not offer a compelling risk/reward profile.
SELL – Stocks returns expected to be significantly below the sector average over 12 months, or with unacceptable risk relative to the potential reward.

Distribution of Ratings

Out of 138 stocks in the Genuity Capital Markets coverage universe, the ratings distribution is as follows: BUY (58.0%), HOLD (35.5%), SELL (2.9%), Under Review (0.0%), Restricted (2.9%), Tender (0.7%). Distribution of ratings is updated the first of every month.

Risk Rating

LOW/AVERAGE RISK – Stocks with less volatility than the market as a whole, with solid balance sheets and dependable earnings.
ABOVE AVERAGE RISK – Stocks with more volatility than the market. Financial leverage is considerable but not threatening, earnings are more erratic, or other quality concerns regarding accounting, management track record, and similar issues.
SPECULATIVE – Stocks of unproven companies or ones with very high financial leverage, suspicious accounting, or with other significant quality concerns. A speculative risk rating implies at least the possibility of financial distress leading to a restructuring.



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Share Classification

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8
PROJECT LOCATION
QUEBEC
ONTARIO
Goldcorp's Roberto Gold Deposit
Eastmain Gold Deposit
Eau Claire Gold Deposit
Red Lake
Troilus
Chibougamau
Detour
Hemlo
Timmins
Noranda
Val d'Or
Montreal
Toronto
New York
500 km
Location Assets
Top World Ranking
Politically Stable
Provincial Funding
Infrastructure
GOLD DEPOSITS
< 1 M OZ
> 1 - 3 M OZ
> 3 - 6 M OZ
> 6 - 12 M OZ
> 12 M OZ

James Bay, Quebec – Location Map


Quebec
ER Projects
Montreal
Chisasibi
Radisson
La Grande-2
La Grande-3
La Grande-4
Wemindji
James Bay
Eastmain
Waskaganish
Nemaska
EM-1
Goldcorp's Roberto Deposit 5.31 M oz Au
Renard-Lynx Diamond Deposit
Éléonore South
Clearwater
Eau Claire 1 M oz Au
Eastmain Gold Mine
50 km
Power Generation
Airport
Gold Deposit
Eastmain Project


13
Clearwater Geology
Highlights
Proximity to Roads & Power
Potential to expand resource
Trucking distance to future mill
Room for multiple deposits
Eau Claire
Target Area
EM-1 Principal barrage
"Goldcorp will target development players that will add to its pipeline of production..." according to Kevin McArthur, FP 21/05/08
5 km
Gold deposit
Gold occurrence
Anomalous gold-in-soil

Eau Claire Gold Deposit – Aerial View (looking east)
2009 Winter drilling


C87L-06
497 g/t Au /2m
ER09-190
348 g/t Au
Eau Claire
450 West Zone
195
194
193
192
183
185
181
182
180
179
188
177
178
186
189
187
191
196
200 m
T Vein
Target
R
JQ
P

Eau Claire Gold Deposit – 2009 Winter Drill Plan

500m N

North Veins

Definition Drilling Main Zone
High grade "keel" or plunge
Summer drilling to test
T Vein Series & Main Group

T Vein Target

N

V16

0m N

V12

T S R J Q P I H G D F C B

Winter Drilling High Grade "Keel"

497 g/t Au/2m

1000m W

500m W

500m S

Au-Ag-Cu Zone

500m E



Previous Drill Hole

Winter Drill Hole



Exploration Target

G — Surface projection of Gold-bearing vein (G Vein)

500m



Eau Claire Gold deposit – 450 West Zone Drill Plan
18
200 mN
100 mN
-100 mN
-200 mN
-300 mN
-700 mE
-600 mE
-500 mE
-400 mE
-300 mE
T
S
R
JQ
P
I
H
G
F
D
C
B
A
Gold-bearing
Quartz-Tourmaline Vein
450 West Zone
Key Trend
98
187
194
195
196
191
188
189
177
L
M
182
192
193
186
178
180
R
183
179
190
184
181
185
Y
2009 Winter Drill Phase
Visible Gold in 16 of 20 Drill Holes
Summer Drill Phase
Test T Veins north of 450 West Zone &
Follow Key Trend to Southeast
HQ Drill Hole
Visible Gold
2009 Drill Hole
Proposed Hole


Section 450W

Azm 355°

400 S
200 S
0 N
200 N

P, JQ, R, S

B C D F G H I

200 m
0 m
- 200 m

Hangingwall QFP's

Main Group Intercepts

Hangingwall Mafic Flows

High Grade Gold Corridor

T – Veins
17.99 g/t Au/4.7m
24.57 g/t Au/3.0m
15.49 g/t Au/3.0m
147.1 g/t Au/0.5m
29.74 g/t Au/1.5m
8.42 g/t Au/5.0m

Footwall Volcaniclastic rocks

Main Group of Veins are bounded by: Hangingwall QFP sills and footwall Volcaniclastic rocks. New high grade T Vein series straddles V/S contact.